

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Winnie Wong
Chief Financial Officer
Alianza Minerals Ltd.
325 Howe Street, Suite 410
Vancouver, British Columbia
Canada, V6C 1Z7

> **Re: Alianza Minerals Ltd.**
> **Form 20-F for the Fiscal Year ended September 30, 2019**
> **Filed February 18, 2020**
> **File No. 000-55193**

Dear Ms. Wong:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year ended September 30, 2019

Offer and Listing of Securities, page 99

1. We note that you have been filing press releases and periodic reports with the TSX Venture Exchange and that you have not furnished this information on Form 6-K since early in 2019. Under Rule 13a-16 of Regulation 13A, you are required to file reports on Form 6-K promptly after the required information is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information.

    The required information would include that which is material with respect to the issuer and its subsidiaries concerning: changes in the business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in the certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information that is considered to be of material importance to security holders.

You may refer to General Instruction B to Form 6-K for further clarification. Please adhere to this filing obligation.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation